

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 21, 2017

William D. Marsh
Chief Legal Officer
Baker Hughes, a GE company, LLC
17021 Aldine Westfield Road
Houston, Texas 77073

> **Re:** **Baker Hughes, a GE company, LLC**
> **Baker Hughes Co-Obligor, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 18, 2017**
> **File No. 333-222114**

Dear Mr. Marsh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin M. Dougherty, Attorney-Adviser, at (202) 551-3271 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources